Exhibit 99.1

DTS, INC.

NOTICE OF GRANT OF STOCK OPTION

UNDER THE

SRS LABS, INC. 2006 STOCK INCENTIVE PLAN

DTS, Inc. (the “Company”) has granted to the Participant an option (the “Option”) to purchase certain shares of Stock of the Company pursuant to the SRS Labs, Inc. 2006 Stock Incentive Plan (the “Plan”), as follows:

Participant:	Grant Number:

Date of Grant:

Number of Option Shares:	, subject to adjustment as provided by the Option Agreement.

Exercise Price:	$

Grant Code:

Option Expiration Date:

Tax Status of Option:	Nonstatutory Stock Option

Vested Shares:	[Insert Vesting Schedule]

Accelerated Vesting

Notwithstanding any provision of the Plan to the contrary (including, but not limited to Sections 6(j) and 13(c) of the Plan, except as specifically authorized by this Notice of Grant or the Option Agreement, the vesting of the Option shall not accelerate on account of the circumstances involved in the Participant’s termination of Continuous Service, or a Change in Control except to the extent determined by the Committee.

By their signatures below or by electronic acceptance or authentication in a form authorized by the Company, the Company and the Participant agree that the Option is governed by this Grant Notice and by the provisions of the Plan and the Stock Option Agreement, both of which are made a part of this document.  The Participant acknowledges that copies of the Plan, Stock Option Agreement and the prospectus for the Plan are available on the Company’s internal web site and may be viewed and printed by the Participant for attachment to the Participant’s copy of this Grant Notice.  The Participant represents that the Participant has read and is familiar with the provisions of the Plan and Stock Option Agreement, and hereby accepts the Award subject to all of their terms and conditions.

DTS, INC.	PARTICIPANT

By:
Signature

Date
Address:
Address